

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2018

<u>Via E-mail</u>
John G. DeSimone
Chief Financial Officer
Herbalife Nutrition Ltd.
P.O. Box 309GT
Ugland House, South Church St.
Grand Cayman, Cayman Islands

   Re: **Herbalife Nutrition Ltd.**
     Form 10-K for the Year Ended December 31, 2017
     Filed February 22, 2018
     File No. 001-32381

Dear Mr. DeSimone:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2017</u>

<u>Item 1. Business</u>
<u>Member Base, page 8</u>

1. This section does not disclose your total number of members, including the members in China for the fiscal year ended December 31, 2017. Please tell us why you determined not to include this information in your Form 10-K. We note that you included your total number of members including the members in China in your Form 10-K reports for the years ended December 31, 2016, December 31, 2015 and December 31, 2014. We may have further comment.

Item 15. Exhibits and Financial Statement Schedules
Note 2. Basis of Presentation
Significant Accounting Policies
Other Operating Income, page 93

2. We noted you have recorded an increasing amount of government grants from China over the past three years, including $6.5 million in 2015, $34.2 million in 2016 and $50.8 million in 2017. On page 93, you state these amounts are recorded as income when a legal right to the grant exists, there is a reasonable assurance that the grant proceeds will be received, and the substantive conditions under which the grants were provided have been met. Please revise your disclosure to further explain the substantive conditions that must be met before income is recorded and whether you have any continuing obligations related to these grants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining